Exhibit 3

All amounts in Canadian dollars unless otherwise indicated

BROOKFIELD RENEWABLE TERMINATES DISCUSSIONS WITH

WESTERN WIND

$2.50 ALL-CASH OFFER EXPIRES ON MONDAY, JANUARY 28, 2013 AT 5:00 P.M (EST)

HAMILTON, Bermuda, January 24, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN) (“Brookfield Renewable”) today sent a letter to the Board of Directors of Western Wind Energy Corp. (“Western Wind” or the “Company”) terminating all present or future discussions regarding any alternative transactions to its all-cash offer (the “Offer”) to acquire the common shares of Western Wind for $2.50 per share.

When Brookfield Renewable commenced its Offer in November 2012, Brookfield Renewable made it clear that its preferred approach was to work with the Board of Western Wind and its advisors towards a Board supported transaction. Brookfield Renewable has indicated since that time that it would be open to discussions with the Board in good faith on the basis that it would have access to information in order to determine whether there was additional value that could be paid for the Company.

Unfortunately, based on Western Wind’s conduct since commencement of the Offer it appears that Western Wind, and in particular, its CEO, has no intention of selling the Company. In fact, Brookfield Renewable’s recent discussions with Western Wind appear to have been orchestrated by the Company to enable it to issue its January 22, 2013 news release as well as its Notice of Change to its Supplementary Director’s Circular, and raise shareholder expectations that a revised proposal will be made, despite there being no agreement or understanding between the parties regarding a proposal or its terms. The Board of Western Wind is asking shareholders to compare our firm $2.50 per share all cash offer against an indication that it would be able to negotiate a transaction with Brookfield in which the cash component would remain the same. This is not accurate.

Brookfield therefore reiterates that it is proceeding with its Offer and wishes to make the following points to shareholders regarding the Offer and Western Wind’s most recent directors’ circulars in response to the Offer:

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No Alternative Proposal. Almost six months have elapsed since the announcement of Western Wind’s sale process and over seven weeks have elapsed since the announcement of the Offer and no alternative proposal has been presented to shareholders. This is despite a comprehensive process conducted by Western Wind inviting, as disclosed by Western Wind on September 20, 2012, 56 parties to consider the acquisition of Western Wind. If a potential buyer were interested in buying the Company, it would have submitted an alternative proposal before the Offer expires. Western Wind is essentially asking its shareholders to reject the Offer and take its word that a superior transaction will be announced sometime in the future.

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No Fairness Opinion. In none of Western Wind’s three directors’ circulars has it provided shareholders with an opinion from either of its financial advisors regarding the adequacy of Brookfield Renewable’s $2.50 offer price. This is a customary opinion to receive if one takes the view than an offer is inadequate. In late November 2012, Mr. Ciachurski indicated that

Rothschild would be preparing a fairness opinion with respect to the adequacy of the Offer. No such opinion has been forthcoming. Brookfield Renewable has concluded, and urges fellow shareholders to conclude, that Rothschild was unable to render such an opinion as the $2.50 per share is fair to shareholders from a financial perspective.

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Management Self-Interest. While management is asking shareholders to wait for an indefinite period of time before realizing on their investment in the Company, management has already received large change of control payments and directors and officers of Western Wind are disposing of their interests in the Company.

o	As disclosed in Western Wind’s public disclosure, during the three month period ended September 30, 2012, management of Western Wind convinced the board of directors to approve early payments of their change of control payments (despite the fact that no sale was on the horizon). Mr. Ciachurski received approximately $3 million. Further, in the context of Brookfield Renewable’s recent discussions with Western Wind, Rothschild indicated that a key element of a proposal for a negotiated transaction would be an amendment to the special bonus arrangements of Mr. Ciachurski to ensure that he would be paid his special bonus despite the transaction consideration (which requires a $3.00 per share threshold for payment to Mr. Ciachurski of a $2 million bonus). This special bonus would be on top of the approximately $3 million change of control payment Mr. Ciachurski has already received.

o	As disclosed in Western Wind’s directors’ circulars, several of its directors and officers, including members of its special committee overseeing the sale process, sold a significant number of common shares of Western Wind in the three months prior to the announcement of the Offer at prices at or below Brookfield Renewable’s $2.50 offer price. More recently, as disclosed in Western Wind’s supplementary directors’ circular dated January 21, 2013, certain officers of Western Wind disposed of a significant number of common shares of Western Wind after commencement of the Offer. These most recent dispositions were during the period of time that Western Wind was urging its shareholders to take no action regarding the Offer and wait for a superior alternative proposal.

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Minimum Tender Condition. It is a condition of the Offer that 50% of common shares held by shareholders independent of Brookfield Renewable are tendered to the Offer. Brookfield Renewable is clear in its take-over bid circular that this condition will not be waived. The Offer would no longer be a “Permitted Bid” under Western Wind’s shareholder rights agreement if this condition were waived. If this minimum tender condition is not satisfied by the expiry time of the Offer, no common shares will be acquired by Brookfield Renewable.

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Attractive Consideration. The $2.50 per share offer price represents attractive consideration and a significant premium of 110% to the $1.19 per common share closing price of the common shares on TSXV on July 27, 2012 (the last trading day prior to Western Wind’s announcement of its sale process) and 20% to the $2.09 per common share closing price of the common shares on TSXV on August 28, 2012 (the last trading day prior to Brookfield Renewable’s announcement of its initial investment in Western Wind).

•	Time is Running Out. The Offer expires on January 28, 2013 at 5:00 p.m. EST.

For further information on the Offer, please contact CST Phoenix Advisors, Brookfield Renewable’s information agent for the Offer, by toll free phone at 1-800-336-5159 or by email at inquiries@phoenixadvisorscst.com.

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Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,300 megawatts of installed capacity. Diversified across 69 river systems and 11 power markets in the United States, Canada and Brazil, the portfolio generates enough electricity from renewable resources to power more than two million homes on average each year. With a virtually fully-contracted portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact: Zev Korman Director, Investor Relations E-mail: zev.korman@brookfield.com Tel: (416) 359-1955	Media Contact: Andrew Willis SVP, Communications and Media E-mail: andrew.willis@brookfield.com Tel: (416) 369-8236